Exhibit 99.1

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), November 27, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article  15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of new shares.

•	Share capital: EUR 6,429,682.56
•	Total number of securities carrying voting rights: 37,427,265 (all ordinary shares)
•	Total number of voting rights (= denominator): 37,427,265 (all relating to ordinary shares)
•	Number of rights to subscribe to securities carrying voting rights not yet issued: 2,296,194 (all granted subscription rights; this number excludes 346,431 subscription rights that were issued but not yet granted)

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com